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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)



                           ONYX SOFTWARE CORPORATION
           ---------------------------------------------------------
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
           ---------------------------------------------------------
                        (Title of Class of Securities)


                                  683401 101
           ---------------------------------------------------------
                                (CUSIP Number)


                               DECEMBER 31, 2000
           ---------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

                               Page 1 of 6 Pages
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--------------------------------------------------------------------------------
CUSIP NO.                        Schedule 13G                  Page 2 of 7 Pages
683401 101                      Amendment No. 1
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Brian J. Janssen
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.
--------------------------------------------------------------------------------
                        5  SOLE VOTING POWER
                           -0-
NUMBER OF
SHARES                  6  SHARED VOTING POWER
BENEFICIALLY               2,733,895
OWNED BY
EACH                    7  SOLE DISPOSITIVE POWER
REPORTING                  -0-
PERSON
WITH                    8  SHARED DISPOSITIVE POWER
                           2,733,895
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,733,895
--------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions) [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     7.3%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See Instructions)
     IN
--------------------------------------------------------------------------------

                               Page 2 of 6 Pages
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                                  SCHEDULE 13G

Item 1(a).  Name of Issuer.

     This Schedule 13G relates to Onyx Software Corporation, a Washington corporation (the "Company").

Item 1(b).  Address of Issuer's Principal Executive Offices.

     The Company's principal executive offices are located at 3180 - 139th Avenue S.E., Suite 500, Bellevue, WA 98005.

Item 2(a).  Name of Person Filing.

     This Schedule 13G relates to Brian J. Janssen.

Item 2(b).  Address of Principal Business Office or, if None, Residence.

     The business address of the reporting person is 1000 Lakeside Avenue South, Seattle, WA 98144.

Item 2(c).  Citizenship.

     Mr. Janssen is a United States citizen.

Item 2(d).  Title of Class of Securities.

     This Schedule 13G relates to the Company's common stock, $.01 par value (the "Common Stock").

Item 2(e).  CUSIP Number.

     The CUSIP number for the Company's Common Stock is 683401 101.

Item 3. If This Statement Is Filed Pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a:

     (a) [ ]  Broker or dealer registered under Section 15 of the Act (15 U.S.C.
              78o).

     (b) [ ]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [ ]  An investment advisor in accordance with
              (S) 240.13d-1(b)(1)(ii)(E).

                               Page 3 of 6 Pages
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     (f) [ ]  An employee benefit plan or endowment fund in accordance with (S)
              240.13-d-1(b)(1)(ii)(F).

     (g) [ ] A parent holding company or control person in accordance with (S) 240.13d-1(b)(1)(ii)(G).

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j) [ ]  Group, in accordance with (S) 240.13d-1(b)(1)(ii)(J).

                                Not applicable.

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in item 1.

     The following describes the ownership of Common Stock by Brian J. Janssen as of December 31, 2000:

     (a)  Amount beneficially owned:  2,733,895 (1)

     (b)  Percent of class:  7.3%

     (c)  Number of shares as to which the person has:

          (i)    Sole power to vote or direct the vote:  0 shares

          (ii)   Shared power to vote or to direct the vote: 2,733,895 shares
                 (1)(2)

          (iii)  Sole power to dispose or to direct the disposition of:  0 shares

          (iv)   Shared power to dispose or to direct the disposition of:
                 2,733,895 shares (1)(2)

_______________
(1)  Represents shares Mr. Janssen holds as community property with his spouse.
(2) Power to vote or to direct the vote of, and power to dispose or direct the disposition of, the reported shares is deemed to be shared between Mr. Janssen and his spouse.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                               Page 4 of 6 Pages
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Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Not applicable.

                               Page 5 of 6 Pages
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                                   SIGNATURE

     After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  February 5, 2001


                                       /s/ Brian Janssen
                                       -------------------------------
                                       Brian J. Janssen

                               Page 6 of 6 Pages